Exhibit 99.2

Hanwha SolarOne Co., Ltd.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

	December 31	June 30	September 30	September 30
	2013	2014	2014	2014
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	RMB’000	US$’000
ASSETS
Current assets
Cash and cash equivalents	1,249,481	981,490	877,012	142,882
Restricted cash	163,948	434,943	622,926	101,487
Derivative contracts	26,632	—	10,766	1,754
Accounts receivable - net	744,739	640,962	992,105	161,633
Notes receivable	10,780	7,437	10,014	1,631
Inventories	752,291	852,947	932,721	151,958
Advance to suppliers - net	182,129	202,213	177,272	28,881
Other current assets - net	301,561	250,772	286,049	46,603
Amount due from related parties - net	530,732	562,483	434,807	70,839

Total current assets	3,962,293	3,933,247	4,343,672	707,668

Non-current assets
Fixed assets – net	4,482,656	4,359,730	4,389,089	715,068
Land use rights - net	272,444	269,546	267,761	43,623
Long-term investment	—	—	5,241	854
Deferred tax assets - net	2,946	2,946	2,835	462
Long-term deferred expenses	9,594	4,247	3,358	547
Long-term prepayments	132,011	75,322	84,302	13,734

Total non-current assets	4,899,651	4,711,791	4,752,586	774,288

TOTAL ASSETS	8,861,944	8,645,038	9,096,258	1,481,956

LIABILITIES
Current liabilities
Derivative contracts	6,513	17,659	6,005	978
Short-term bank borrowings	1,105,575	1,343,676	1,386,314	225,858
Long-term bank borrowings, current portion	234,121	1,575,117	1,575,040	256,605
Convertible bonds	—	462,126	492,581	80,251
Accounts payable	695,530	522,806	764,661	124,578
Notes payable	494,462	465,800	610,930	99,532
Accrued expenses and other liabilities	388,747	361,661	381,995	62,234
Customer deposits	47,763	34,492	26,021	4,239
Unrecognized tax benefit	143,473	116,089	116,089	18,913
Amount due to related parties	255,033	238,529	557,310	90,797

Total current liabilities	3,371,217	5,137,955	5,916,946	963,985

Non-current liabilities
Long-term bank borrowings	2,446,076	1,004,137	905,648	147,548
Long-term notes	609,690	615,280	615,250	100,236
Convertible bonds	470,357	—	—	—
Long term payable	50,000	50,000	50,000	8,146
Deferred tax liabilities	24,209	23,914	23,767	3,872

Total non-current liabilities	3,600,332	1,693,331	1,594,665	259,802

TOTAL LIABILITIES	6,971,549	6,831,286	7,511,611	1,223,787

Redeemable ordinary shares	24	24	24	4

	December 31	June 30	September 30	September 30
	2013	2014	2014	2014
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	RMB’000	US$’000

EQUITY
Shareholders’ equity
Ordinary shares	321	337	337	55
Additional paid-in capital	4,022,147	4,127,259	4,126,872	672,348
Statutory reserves	174,456	174,456	174,456	28,422
Accumulated deficits	(2,304,523)	(2,492,720)	(2,726,970)	(444,277)
Accumulated other comprehensive income (loss)	(2,030)	4,396	9,928	1,617

Total shareholders’ equity	1,890,371	1,813,728	1,584,623	258,165

TOTAL EQUITY	1,890,395	1,813,752	1,584,647	258,169

TOTAL LIABILITIES, REDEEMABLE ORDINARY SHARES AND SHAREHOLDERS’ EQUITY	8,861,944	8,645,038	9,096,258	1,481,956

Hanwha SolarOne Co., Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (ADS) and per share (ADS) data

	For the three months ended
	September 30	June 30	September 30	September 30
	2013	2014	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	RMB’000	US$’000
Net revenues	1,135,080	1,107,253	1,197,984	195,175

Cost of revenues	(1,077,312)	(1,002,182)	(1,116,951)	(181,973)

Gross profit	57,768	105,071	81,033	13,202

Operating expenses
Selling expenses	(73,733)	(62,952)	(59,599)	(9,710)
General and administrative expenses	(91,132)	(63,925)	(70,054)	(11,413)
Research and development expenses	(25,597)	(18,053)	(24,184)	(3,940)

Total operating expenses	(190,462)	(144,930)	(153,837)	(25,063)

Operating loss	(132,694)	(39,859)	(72,804)	(11,861)

Interest expenses	(89,331)	(83,687)	(90,539)	(14,751)
Interest income	4,624	7,273	3,660	596
Exchange gain (loss)	27,114	39,569	(95,670)	(15,586)
Changes in fair value of derivative contracts	13,191	(2,226)	24,703	4,025
Changes in fair value of conversion feature of convertible bonds	(29,522)	3,427	4,383	714

Loss on extinguishment of debt	—	(9,939)	—	—
Other income	1,142	2,066	2,024	330
Other expenses	(810)	(2,382)	(7,439)	(1,212)

Net loss before income tax	(206,286)	(85,758)	(231,682)	(37,745)

Income tax benefit (expenses)	(254,067)	30,969	(2,568)	(418)

Net loss	(460,353)	(54,789)	(234,250)	(38,163)

Net loss attributable to shareholders	(460,353)	(54,789)	(234,250)	(38,163)

Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	1,267	611	5,532	901

Comprehensive loss attributable to ordinary shareholders	(459,086)	(54,178)	(228,718)	(37,262)

Net loss per share
Basic	(1.09)	(0.12)	(0.51)	(0.08)
Diluted	(1.09)	(0.12)	(0.51)	(0.08)

Shares used in computation
Basic	423,373,456	457,277,047	457,420,084	457,420,084
Diluted	423,373,456	457,277,047	457,420,084	457,420,084

Net loss per ADS
Basic	(5.44)	(0.60)	(2.56)	(0.42)
Diluted	(5.44)	(0.60)	(2.56)	(0.42)

ADSs used in computation
Basic	84,674,691	91,455,409	91,484,017	91,484,017
Diluted	84,674,691	91,455,409	91,484,017	91,484,017

Hanwha SolarOne Co., Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

		For the three months ended
	September 30, 2013	June 30, 2014	September 30, 2014	September 30, 2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	RMB’000	US$’000

Cash flow from operating activities
Net loss	(460,353)	(54,789)	(234,250)	(38,163)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Unrealised loss from derivative contracts	(4,094)	170	(22,420)	(3,653)
Amortization of convertible bonds discount	27,095	31,752	34,838	5,676
Changes in fair value of conversion feature of convertible bonds	29,522	(3,427)	(4,383)	(714)
Loss on extinguishment of debt	—	9,939	—	—
Loss from disposal of fixed assets	506	43	5,899	961
Depreciation and amortization	110,651	109,492	112,107	18,264
Amortization of long-term deferred expenses	4,043	4,411	3,746	610
Provision for doubtful debt for other current assets	11,854	—	—	—
Write down of inventories	30,772	7,911	15,066	2,455
Stock compensation expense	756	441	746	122
Warranty provision / utilization	(14,085)	5,457	9,505	1,549
Warranty reversal	(5,410)	(2,957)	—	—
Deferred tax expense (benefit)	260,320	(148)	(36)	(6)
Foreign currency exchange losses (gains)	(3,070)	70	(30)	(5)
Reversal of unrecognized tax benefit	—	(27,384)	—	—
Changes in operating assets and liabilities
Restricted cash	(281,247)	(128,243)	(221,050)	(36,013)
Inventories	(137,302)	(81,254)	(94,840)	(15,451)
Accounts and notes receivable	136,721	187,214	(348,188)	(56,727)
Advance to suppliers and long-term prepayments	16,442	8,459	15,961	2,600
Other current assets	51,656	16,557	(30,973)	(5,047)
Amount due from related parties	(92,986)	26,994	127,676	20,801
Accounts and notes payable	(76,459)	5,243	373,290	60,816
Accrued expenses and other liabilities	(3,948)	24,642	10,829	1,764
Customer deposits	27,112	(145)	(8,471)	(1,380)
Amount due to related parties	55,624	(9,893)	7,795	1,270

Net cash provided by (used in) operating activities	(315,880)	130,555	(247,183)	(40,271)

Cash flows from investing activities
Acquisition of fixed assets	(65,234)	(84,643)	(129,196)	(21,048)
Disposal of fixed assets	—	—	3	—
Change of restricted cash	(5,520)	(71,070)	11,879	1,935
Acquision in long-term investment	—	—	(5,241)	(854)

Proceeds from disposal of a subsidiary
Net cash used in investing activities	(70,754)	(155,713)	(122,555)	(19,967)

		For the three months ended
	September 30, 2013	June 30, 2014	September 30, 2014	September 30, 2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	RMB’000	US$’000
Cash flows from financing activities
Proceeds from (payments for) issuance of ordinary shares	—	—	(1,133)	(185)
Payment for repurchase of convertible bonds	—	(84,999)	—	—
Change of restricted cash	(14,786)	3,731	21,188	3,452
Proceeds from short-term borrowings	643,764	464,637	1,135,137	184,936
Repayment of short-term borrowings	(588,809)	(410,384)	(784,205)	(127,762)
Repayment of long-term borrowings	(13,631)	(26,776)	(98,566)	(16,058)
Arrangement fee and other related costs for long-term bank borrowings	(6,662)	(6,750)	—	—
Arrangement fee and other related costs for long-term notes	—	(3,695)	—	—
Arrangement fee and other related costs for short-term bank borrowings	(2,041)	(7,760)	(7,161)	(1,167)

Net cash provided by (used in) financing activities	17,835	(71,996)	265,260	43,216

Net decrease in cash and cash equivalents	(368,799)	(97,154)	(104,478)	(17,022)

Cash and cash equivalents at the beginning of period	1,418,559	1,078,644	981,490	159,904

Cash and cash equivalents at the end of period	1,049,760	981,490	877,012	142,882

Supplemental disclosure of cash flow information:
Interest paid	56,441	39,947	49,117	8,002
Income tax paid (refunded)	(24,817)	1,592	(457)	(74)
Realized gain (loss) from derivative contracts	9,097	(2,056)	2,283	372
Supplemental schedule of non-cash activities:
Acquisition of fixed assets included in accounts payable, accrued expenses and other liabilities	(50,439)	(4,700)	16,387	2,670

	For the three months ended
	September 30, 2013	June 30, 2014	September 30, 2014	September 30, 2014
	(RMB million)	(RMB million)	(RMB million)	(US$ million)
Non-GAAP net loss	(401.6)	(54.0)	(203.7)	(33.2)
Fair value changes of the conversion features of the Convertible bonds	(29.5)	3.4	4.4	0.7
Accretion of interest of the Convertible bonds	(29.3)	(31.6)	(35.0)	(5.7)
Unrecognized tax benefit	—	27.4	—	—

GAAP net loss	(460.4)	(54.8)	(234.3)	(38.2)

	For the three months ended
	September 30, 2013	June 30, 2014	September 30, 2014	September 30, 2014
	(RMB)	(RMB)	(RMB)	(US$)
Non GAAP net loss per ADS - Basic	(4.74)	(0.59)	(2.23)	(0.36)
Fair value changes of the conversion features of the Convertible bonds	(0.35)	0.04	0.05	0.01
Accretion of interest of the Convertible bonds	(0.35)	(0.35)	(0.38)	(0.07)
Unrecognized tax benefit		0.30	—	—

GAAP net loss contributed to shareholders per ADS - Basic	(5.44)	(0.60)	(2.56)	(0.42)

ADS (Basic)	84,674,691	91,455,409	91,484,017	91,484,017

	For three months ended			Annualized for the three months ended
	September 30, 2013	June 30, 2014	September 30, 2014	September 30, 2013	June 30, 2014	September 30, 2014
Non-GAAP Return on Equity	-22.21%	-3.41%	-13.98%	-88.84%	-13.64%	-55.92%
Fair value changes of the conversion features of the Convertible bonds	1.94%	0.66%	2.25%	7.76%	2.64%	9.00%
Accretion of interest of the Convertible bonds	-1.38%	-1.72%	-2.06%	-5.52%	-6.88%	-8.24%
Unrecognized tax benefit	—	1.49%	—	—	5.96%	—

GAAP Return on equity	-21.65%	-2.98%	-13.79%	-86.60%	-11.92%	-55.16%